July 14, 2014

VIA EDGAR TRANSMISSION

Ms. Cecilia Blye

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Grupo Aeroportuario del Pacífico, S.A.B. de C.V. Form 20-F for the Year Ended December 31, 2013 Filed April 16, 2014 File No. 001-32751

Dear Ms. Blye:

On behalf of the Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., or the “Company”), we are writing to confirm receipt of your letter dated June 30, 2014, related to the annual report on Form 20-F filed on April 16, 2014 (the “Letter”). We expect to provide you with a response to the Letter by Friday, July 18, 2014.

Sincerely yours,

/s/ Raúl Revuelta Musalem Raúl Revuelta Musalem Chief Financial Officer

Av. Mariano Otero No. 1249 ala B piso 6 Condominio WTC Torre Pacífico Guadalajara, Jalisco C.P. 44530 1/1	1/1